UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Archaea Energy Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03940F103

(CUSIP Number)

Janice Ezell, CFO

Merewether Investment Management, LP

1900 N. Pearl Street, Suite 2175

Dallas, Texas 75201

(214) 453-5527

 With a copy to:

Jurgita Ashley

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d - 1(b)

☐ Rule 13d - 1(c)

☐ Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03940F103	13G	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS
Merewether Investment Management, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF	5	SOLE VOTING POWER	0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER	1,569,902
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER	0
REPORTING
PERSON WITH	8	SHARED DISPOSITIVE POWER	1,569,902

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,569,902

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
3.0%

12	TYPE OF REPORTING PERSON	IA

CUSIP No. 03940F103	13G	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS
Merewether Cyclicals Master Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF	5	SOLE VOTING POWER	0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER	676,774
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER	0
REPORTING
PERSON WITH	8	SHARED DISPOSITIVE POWER	676,774

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
676,774

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
1.3%

12	TYPE OF REPORTING PERSON	PN

CUSIP No. 03940F103	13G	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS
Merewether Energy Transformation Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF	5	SOLE VOTING POWER	0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER	61,204
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER	0
REPORTING
PERSON WITH	8	SHARED DISPOSITIVE POWER	61,204

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,204

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.1%

12	TYPE OF REPORTING PERSON	OO

CUSIP No. 03940F103	13G	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS
Merewether Management GenPar, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF	5	SOLE VOTING POWER	0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER	1,569,902
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER	0
REPORTING
PERSON WITH	8	SHARED DISPOSITIVE POWER	1,569,902

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,569,902

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
3.0%

12	TYPE OF REPORTING PERSON	OO

CUSIP No. 03940F103	13G	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS
Merewether Equity, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	5	SOLE VOTING POWER	0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER	676,774
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER	0
REPORTING
PERSON WITH	8	SHARED DISPOSITIVE POWER	676,774

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
676,774

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
1.3%

12	TYPE OF REPORTING PERSON	OO

CUSIP No. 03940F103	13G	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS
Rodney W. J. Saddington

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Australia

NUMBER OF	5	SOLE VOTING POWER	0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER	1,569,902
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER	0
REPORTING
PERSON WITH	8	SHARED DISPOSITIVE POWER	1,569,902

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,569,902

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
3.0%

12	TYPE OF REPORTING PERSON	IN

CUSIP No. 03940F103	13G	Page 8 of 12 Pages

1	NAMES OF REPORTING PERSONS
Matthew J. Sinclair

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF	5	SOLE VOTING POWER	0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER	1,569,902
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER	0
REPORTING
PERSON WITH	8	SHARED DISPOSITIVE POWER	1,569,902

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,569,902

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
3.0%

12	TYPE OF REPORTING PERSON	IN

CUSIP No. 03940F103	13G	Page 9 of 12 Pages

SCHEDULE 13G

Item 1(a).	Name of Issuer: Archaea Energy Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices (as reported by the Issuer):

500 Technology Drive, Second Floor Canonsburg, Pennsylvania 15317

Item 2(a).	Name of Person Filing: This Statement on Schedule 13G (this “Statement”) is filed by (i) Merewether Investment Management, LP; (ii) Merewether Cyclicals Master Fund, LP; (iii) Merewether Energy Transformation Master Fund, Ltd.; (iv) Merewether Management GenPar, LLC; (v) Merewether Equity, LLC; (vi) Rodney W. J. Saddington; and (vii) Matthew J. Sinclair. The foregoing entities and persons are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.” The Joint Filing Agreement among the Reporting Persons is included on the signature page hereto.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The business address of each of Merewether Investment Management, LP, Merewether Management GenPar, LLC, Merewether Equity, LLC, and Messrs. Saddington and Sinclair is c/o Merewether Investment Management, LP, 1900 N. Pearl Street, Suite 2175, Dallas, Texas 75201. The business address of Merewether Cyclicals Master Fund, LP is 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands, and the business address of Merewether Energy Transformation Master Fund, Ltd. is 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

Item 2(c).

Citizenship:

(i)          Merewether Investment Management, LP: Texas limited partnership

(ii)         Merewether Cyclicals Master Fund, LP: Cayman Islands limited partnership

(iii)        Merewether Energy Transformation Master Fund, Ltd.: Cayman Islands exempted company

(iv)        Merewether Management GenPar, LLC: Texas limited liability company

(v)         Merewether Equity, LLC: Delaware limited liability company

(vi)        Rodney W. J. Saddington: Australia

(vii)       Matthew J. Sinclair: United States of America

Item 2(d).	Title of Class of Securities: Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”)

Item 2(e).	CUSIP Number: 03940F103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ________________________

CUSIP No. 03940F103	13G	Page 10 of 12 Pages

Item 4.	Ownership:

(a)	Amount beneficially owned: 1,569,902*

(b)	Percent of class: 3.0% (Based upon 52,847,195 shares of Class A Common Stock issued and outstanding as of September 15, 2021, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 21, 2021)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,569,902

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,569,902

* Each of Merewether Cyclicals Master Fund, LP and Merewether Energy Transformation Master Fund, Ltd. directly holds the number and percentage of shares of Class A Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Separately managed accounts directly hold 831,924 shares of Class A Common Stock.

Merewether Investment Management, LP serves as investment adviser of Merewether Cyclicals Master Fund, LP and Merewether Energy Transformation Master Fund, Ltd. (collectively, the “Funds”) and the separately managed accounts and, in such role, may be deemed to be a beneficial owner of the shares of Class A Common Stock disclosed as directly owned by the Funds and such separately managed accounts. Merewether Equity, LLC is the general partner of Merewether Cyclicals Master Fund, LP and, in such role, may be deemed to be a beneficial owner of all shares of Class A Common Stock held by Merewether Cyclicals Master Fund, LP. Merewether Management GenPar, LLC is the general partner of Merewether Investment Management, LP and, in such role, may be deemed to be a beneficial owner of the shares of Class A Common Stock held by the Funds and the separately managed accounts. Mr. Saddington, as the sole owner and managing member of Merewether Management GenPar, LLC and Merewether Equity, LLC and Chief Executive Officer of Merewether Investment Management, LP, may be deemed to be a beneficial owner of the shares of Class A Common Stock disclosed as directly owned by the Funds and the separately managed accounts. Mr. Sinclair, as a partner of Merewether Investment Management, LP, may be deemed to be a beneficial owner of the shares of Class A Common Stock disclosed as directly owned by the Funds and the separately managed accounts. Each of Merewether Investment Management, LP, Merewether Equity, LLC, Merewether Management GenPar, LLC, Mr. Saddington and Mr. Sinclair expressly disclaim such beneficial ownership except to the extent of their pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

CUSIP No. 03940F103	13G	Page 11 of 12 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Each of the Funds and separately managed accounts advised by Merewether Investment Management, LP has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities of the Issuer that it directly owns. Such interests do not relate to more than 5% of the outstanding Class A Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable.

Item 8.	Identification and Classification of Members of the Group: Not Applicable.

Item 9.	Notice of Dissolution of Group: Not Applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 03940F103	13G	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13G with respect to the Class A Common Stock of the Issuer.

Dated: September 30, 2021

MEREWETHER INVESTMENT MANAGEMENT, LP

By Merewether Management GenPar, LLC, its general partner

/s/ Rodney W. J. Saddington
Rodney W. J. Saddington Managing Member

MEREWETHER CYCLICALS MASTER FUND, LP

By Merewether Equity, LLC, its general partner

/s/ Rodney W. J. Saddington
Rodney W. J. Saddington Managing Member

MEREWETHER ENERGY TRANSFORMATION MASTER FUND, LTD.

/s/ Rodney W. J. Saddington
Rodney W. J. Saddington Director

MEREWETHER MANAGEMENT GENPAR, LLC

/s/ Rodney W. J. Saddington
Rodney W. J. Saddington Managing Member

MEREWETHER EQUITY, LLC

/s/ Rodney W. J. Saddington
Rodney W. J. Saddington Managing Member

/s/ Rodney W. J. Saddington
Rodney W. J. Saddington

/s/ Matthew J. Sinclair
Matthew J. Sinclair